
12026611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Received SEC
APR 1 2 2012
Washington, DC 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FUEGO FINO, INC.

(Exact name of issuer specified in its charter)

State of Florida

(State or other jurisdiction of incorporation or organization)

20900 NE 30th Ave., Ste. 200, Aventura, FL 33180

(Address including zip code, and telephone number, including area code of issuer's principle executive office)

Jessica Gutierrez, 16425 NE Collins, Unit 2211, Sunny Isles, FL 33160

(Name, address, including zip code, and telephone number, including area code, of agent for service)

5812

(Primary Standard Industrial Classification Code Number)

27-1252260

(I.R.S. Employer Identification Number)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the

It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A:

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors:

<u>Response</u>:

1. Jessica Gutierrez, Director, 16425 NE Collins, Unit 2211, Sunny Isles, FL 33160;

2. Kanisha Carr, Director, 20900 NE 30th Ave., Ste. 200, Aventura, FL 33180;

3. Lekesha Jones, Director, 925 Canterbury Road, Atlanta GA 30324; and

4. John Howes, Director, 633 Southeast 3rd Avenue, Ste. 4R, Fort Lauderdale, FL 33301-3151

b. the issuer's officers:

<u>Response</u>:

1. Jessica Gutierrez, Chief Executive Officer, 16425 NE Collins, Unit 2211, Sunny Isles, FL 33160;

2. Kanisha Carr, Chief Marketing Officer, 20900 NE 30th Ave., Ste. 200, Aventura, FL 33180;

3. Lekesha Jones, Chief Financial Officer, 925 Canterbury Road, Atlanta GA 30324; and

4. John Howes, Chief Legal Officer, 633 Southeast 3rd Avenue, Ste. 4R, Fort Lauderdale, FL 33301-3151

c. the issuer's general partner:

<u>Response</u>:

Not Applicable.

d. record owners of 5% or more of any class of the issuer's securities;

Response:

Jessica Gutierrez, Chief Executive Officer and Director, 10 Glen Lake Pkwy, Suite 130, Sandy Springs, GA 30328 by way of her ownership of 51,614 shares of common stock of the Company, representing one hundred (100%) percent of the issued and outstanding shares.

e. beneficial owners of 5% or more of any class of the issuer's certificates;

Response:

Not Applicable.

f. promoters of the issuer;

Response:

Not Applicable.

g. affiliates of the issuer;

Response:

Not Applicable.

h. counsel to the issuer with respect to the proposed offering;

Response:

Adam S. Tracy, Esq. The Tracy Firm, Ltd., 800 W. Fifth Ave., Suite 201A, Naperville, Illinois 60563, (888) 611.7716

j. any underwriter's directors;

Response:

There is no underwriter. Issuer is selling securities.

k. the underwriter's officers;

Response:

Not Applicable.

l. the underwriter's general partner;

Response:

Not Applicable.

m. the underwriter's general partner;

Response:

Not Applicable.

p. the underwriter's counsel;

Response:

Not Applicable.

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Response:

The issuer states affirmatively that none of the individuals identified in Item No. 1 herein are subject to any of the disqualification provisions propounded under Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Response:

Not Applicable. See sub-paragraph (a).

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Response:

The proposed offering does not involve the resale of securities by affiliates of the issuer. Therefore, this Item is inapplicable to the offering proposed herein.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Response:

The issuer does not intend to offer its securities through underwriters, dealers or salespersons. The securities covered by this proposed offering will be offered by officers and directors of the issuers. The offering is to be made by personal telephone contact with investors in which the officers and directors of the issuer have a pre-existing relationship.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Response:

The securities covered by this notification are proposed to be offered by officers and directors of the Company in the following states and other jurisdictions: California, Florida, Georgia, Illinois, New York and Nevada. With regards to each of the aforementioned states, the following shall apply:

1. California: The issuer shall apply for Registration by Coordination pursuant to section 25111 of the Corporate Securities Law of 1968, which, in relevant part, provides that such state registration is to become effective no later than 5 days after such registration is declared effective by the Securities and Exchange Commission; and
2. Florida: The issuer shall apply for Notification Registration pursuant to Section 517.082 of the Florida Securities and Investor Protection Act, which, in relevant part, provides that such state registration is to become effective on even date as such registration is declared effective by the Securities and Exchange Commission;
3. Georgia: The issuer shall apply for Registration by Coordination pursuant to Section 10-5-22 of the Georgia Uniform Securities Act, which, in relevant part, provides that such state registration is to become effective no later than 20 days after such registration is declared effective by the Securities and Exchange Commission;
4. Illinois: The issuer believes that the offering proposed herein is exempt from registration in Illinois pursuant to Section 5/4(L) of the Illinois Securities Law of 1953 as it constitutes a registration under the Securities Act of 1933;
5. Nevada: The issuer shall apply for Registration by Coordination pursuant to Section 90.480 of the Nevada Uniform Securities Act, which, in relevant part, provides that such state registration is to become effective no later than 30 days after such registration is declared effective by the Securities and Exchange Commission; and
6. New York: The issuer believes that the offering proposed herein is exempt from registration in New York pursuant to Section 352-g of the New York General Business Law as it constitutes a registration with the Securities and Exchange Commission.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

Response:

Fuego Fino, Inc., a corporation organized under the laws of the State of Georgia, ("FFI") was acquired by the issuer on August 10, 2011 pursuant to an agreement whereby the issuer acquired the entirety of FFI's issued and outstanding shares of stock, 10,000,000 common shares in exchange for 10,000,000 shares of the issuer.

There exists no other issuance by the issuer of unregistered securities within one year of the filing of this Form 1-A.

(1) Name of Such Issuer:

Response:

Fuego Fino, Inc.

(2) The title and amount of Securities Issued:

Response:

Ten Million (10,000,000) shares of common stock, par value $1.00 per share.

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

Response:

The August 10, 2011 transaction between the issuer and FFI was an "Type F" reorganization effectuated pursuant to Section 368(a)(1)(F) of the Internal Revenue Code. Accordingly, the exchange of shares was made on a one-to-one basis, as no other consideration was provided.

(4) The names and identities of the persons to whom the securities were issued:

Response:

Not Applicable.

b. As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Response:

Not Applicable.

c. Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Response:

Not Applicable.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Response:

Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

Response:

Not Applicable.

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Response:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Response:

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Response:

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Response:

Not Applicable.

b. Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Response:

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Response:

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Response:

Not Applicable.

COVER PAGE

FUEGO FINO, INC.

(Exact name of Company as set forth in Charter)

Type of Securities Offered:	Common Stock
Maximum number of securities offered:	1,000,000
Minimum number of securities offered:	No Minimum
Price per security:	$1.00
Total Proceeds if maximum sold:	$1,000,000
Total Proceeds if minimum sold:	$0.00
(See Questions 9 and 10)	

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what percent is commission of price to public? ______%

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Q. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Q. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No (See Q. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Q. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT

DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.

[x] Is in the developmental stage.

[ ] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):

(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 1,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

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TABLE OF CONTENTS

The Company	12
Risk Factors	13
Business and Properties	17
Offering Price Factors	24
Use of Proceeds	26
Capitalization	28
Description of Securities	30
Plan of Distribution	32
Dividends, Distributions and Redemptions	34
Officers and Key Personnel of the Company	35
Directors of the Company	37
Principal Stockholders	39
Management Relationships, Transactions and Renumeration	40
Litigation	42
Federal Tax Aspects	43
Miscellaneous Factors	44
Financial Statements	45
Management Discussion and Analysis of Certain Relevant Factors	46
Signatures	47

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 84 pages.

THE COMPANY

1. Exact corporate name: FUEGO FINO, INC.

   State and date of incorporation: May 24, 2011

   Street address of principal office: 20900 NE 30th Ave., Ste. 200, Aventura, FL 33180

   Company telephone number: (800) 527.7221

   Fiscal Year: December 31st

   Person(s) to contact at Company with respect to offering: Adam S. Tracy

   Telephone number (if different from above): (888) 611.7716

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

We are a developmental stage company and expect to incur significant operating losses for the foreseeable future.

We have limited operating history. The Company operates as an early stage tequila importer. We have not generated any revenues as of the date of this circular. The likelihood of the Company obtaining sufficient market share so as to become profitable must be considered in light of the expenses, difficulties, complications and delays encountered with starting a venture of this kind. Specifically, we are faced with significant competition and barriers to entry from established, highly capitalized competitors. Accordingly, we expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate funding, we will not be able to earn profits or continue operations. There exists no history upon which to base any reasonably assumption as to the likelihood that we will generate revenues or ever achieve profitable operations.

Less Than Full Offering.

There can be no assurance that this Offering will be completely sold out. If less than all of the 1,000,000 shares are sold, then less than the maximum proceeds will be available to the Company, and, consequently, its business plans and prospects could be adversely affected.

We have broad discretion in the application of proceeds.

We intend to use the net proceeds of this offering primarily fund operations. Due to the number and variability of factors that will be analyzed before we determine how to use such net proceeds, we will have broad discretion in allocating a significant portion of the net proceeds from this offering without any action or approval of our stockholders. Accordingly, investors will not have the opportunity to evaluate the economic, financial and other relevant information which will be considered by us in determining the application of such net proceeds.

We have no public market for our Shares and there are restrictions on transfer.

There is no public market for the shares offered herein. There is, therefore, no assurance that the Shares can be resold at or near the offering price or at all in the future.

We will not qualify for a listing on a national exchange following this offering and cannot ensure that we will ever qualify for such listing.

Our common stock is not eligible for trading on any stock exchange and there can be no assurance that our common stock will achieve listing on any such exchange. We will seek to hire market makers, who will apply for quoting our stock price on the Over-The-Count Pink Market Trading System pursuant to Rule 15c2-11 of the Securities Exchange Act of 1934, but there can be no assurance we will obtain such a service. And even we had one; there is no guaranteed approval of such application. There is no assurance that a trading market will develop or, if developed, that it will be sustained. The OTC Pink Market tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on this market as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including:In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

We will be a non-reporting issuer.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

We have not registered this offering with any state.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

The offering price for the Shares may not indicate market value.

We established the offering price of the shares offered herein and it may not be indicative of our fair market value now or in the future. The offering price does not necessarily bear any direct relationship to asset value, net worth, earnings or other established criteria value. Among the factors we considered in setting the price of the shares are the current market price of our common stock, interest by potential investors, the prospects for our business and industry, an assessment of our management, present operations and earnings prospects, our current state of development as a company and the general conditions prevailing in the securities markets at the time of the offering. The re-sale price of the common stock, if any, may be volatile. Factors, such as fluctuations in our operating results, announcements of our technological innovations or new products or our competitors, developments with respect to patents or proprietary rights and general market conditions, may have a significant effect on the value of the common stock.

We will be considered a "penny stock".

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

We have never paid dividends and have no plans to in the future.

Holders of shares of the shares offered herein are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Investors who anticipate the need for dividends from investments should not purchase shares offered herein.

We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our common stock.

Our Articles of Incorporation authorize the issuance of 100,000,000 Shares of our common stock. The common stock can be issued by our board of directors, without stockholder approval. Any future issuances of our common stock or preferred stock would further dilute the percentage ownership of our Company held by public stockholders. Our preferred stock is a blank check in that our board of directors can set the terms and conditions of the preferred stock without any stockholder approval.

Indemnification of officers and directors.

The Articles of Incorporation and Bylaws of the Company contain broad indemnification and liability limiting provisions regarding our officers, directors and employees, including the limitation of liability for certain violations of fiduciary duties. Shareholders of the Company therefore will have only limited recourse against the individuals.

Our Management Lacks Significant Expertise

Because our entire management team does not have significant experience in starting a liquor importing company, we are an extremely high risk investment which could result in the loss of your investment. Moreover, we currently do not have any customers of our intended business. Therefore, without the requisite experience, our management's business experience may not be enough to effectively start-up and maintain our company. As a result, the implementation of our business plan may be delayed, or eventually, unsuccessful.

Reliance on Management.

The Company will rely solely upon its executives to manage the affairs of the Company and its assets. The executives will devote so much of their time to the management of the Company as in his judgment is reasonably required and may have conflicts of interest in allocating management time, services and functions among the Company assets and its related development, investment and/or management activities.

Securities are Speculative.

The shares offered herein must be considered speculative, generally because of the nature of the Company's business and the early stage of its development. The Company has no proven history of performance, earnings or success.

Good Faith of Management.

In assessing the risks and rewards of an investment in the shares offered herein, potential subscribers should appreciate that they are relying on the good faith and judgment of the executives of the Compaany, and the officers and employees of the Company, in administering and managing the business of the Company. Although the approval of the stockholder is required for certain matters, stockholders have no right to take part in the management of the business of the Company and the Company will be bound by the decisions of the President and Directors as provided in the corporate bylaws.

General Economic and Market Conditions.

Segments of the software industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

a. Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Response:

Fuego Fino, Inc. (the "Company") is a corporation formed under the laws of Florida with its headquarters located in Aventura, Florida and a satellite office in Sandy Springs, Georgia. The Company is the authorized importer, licensor, licensee and marketer of the Fuego Fino brands of premium tequila. The Company does not directly manufacture, produce or otherwise distribute any product. Currently, the firm is undergoing the process of launching its flagship brand of silver tequila under the brand name "Sicario."

Sicario Silver Tequila 100 is a blend of silver 100% agave tequila. The tequila is 100 proof, triple distilled, kosher and organically certified. Sicario is packaged in a distinctive 750ml bottle. The Company has successfully obtained a United States trademark for "Sicario" (Serial No. 85313250). The standard character mark for "Sicario" is pending trademark before the United State Patent and Trademark Office (Serial No. 85-313,250). The formula for Sicario is a trade secret of the Company, but is not otherwise protected pursuant to any patent.

The Company is licensed to import distilled spirits, including, specifically, tequila, by the United States Alcohol Tobacco Tax and Trade Bureau (Permit No. GA-1-21002). Such license is required by the United States to import distilled spirits for resale in the United States. Conversely, the Instituto Mexicano de la Propiedad Industrial has approved our contract with Destiladora Del Valle De Tequila S.A. DE C.V to have our brand of tequila manufactured in Mexico and exported therefrom to the United States and elsewhere.

The Company has entered into a non-exclusive agreement with MHW, Ltd to distribute its Sicario brand tequila in the United States. Pursuant to the agreement, for a stated fee, MHW agrees to provide fulfillment services on behalf of the Company to its customers. The Company has retained the services of MHW by providing it with a $3,000 deposit in December, 2011.

b. Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer new products, state the present stage of development including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Response:

The Company does not presently own or otherwise control any manufacturing capacity. Moreover, the Company does not intend to acquire any manufacturing capacity either by way of capital investment or acquisition. Accordingly, at present, the Company has sought and entered into third party agreements for the production of their branded tequilia.

The Mexican government has stringent requirements on agreements between third party brand marketers and domestic tequila manufacturers. All manufacturers must have any supplier agreement pre-approved before said company can produce the third party brand. The Instituto Mexicano de la Propiedad Industrial has approved our contract with Destiladora Del Valle De Tequila S.A. DE C.V to have our brand of tequila manufactured in Mexico and exported therefrom to the United States and elsewhere. Considering the regulations placed upon foreign third-party marketers, and the difficulty of establishing such relationships and thereafter having them approved, the Company is significantly dependent upon its lone supplier relationship with Destiladora Del Valle De Tequila S.A. DE C.V

With regards to our packaging, the Company has entered into an arrangement with glass producer Grupo Pavisa and bottle manufacturer Casa Maestri. At present. Grupo Pavisa has developed three molds of the Sicaro 750ml bottle. Grupo Pavisa has, in turn, produced 15,000 bottles which remain in Grupo Pavisa possession pending their transport to Destiladora Del Valle De Tequila S.A. DE C.V upon commencement of production and bottling. The Company believes that it is not significantly dependent upon either Grupo Pavisa or Casa Maestri with regards to the development and production of its intended packaging as the Company believes there to be a considerable number of other operators in these areas.

At present, the Company does not foresee the development or marketing of any additional products or variations upon its existing Sicario brand.

c. Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Response:

The distilled spirits industry is governed by the 27 United States Code, Chapter 8, Subchapter I, and Section 205 (b) Tied houses. This law separates the spirits market participants into three categories (1) Producers; (2) Distributors; and (3) Retailers. The Company, however, has positioned itself largely outside the ambit of this regulation as a brand owner.

Freed of the aforementioned legal restrictions, the Company will seek to work with retailers, nightclubs and other direct sellers to the public to market our Sicario brand in an effort to obtain market share. This strategy will enable the Company to maximize free cash flow, as the inventory and carry costs will be borne by the distributor. In short, as a brand owner, the Company expects to focus solely on the marketing of its brand.

In this regard, the Company has retained the services of attorney Richard Blau of the law firm of Grey Robinson from Tampa, Florida to assist the Company. The firm offers a unique liquor licensing practice which the Company expects will provide it with counsel regarding marketing and sales compliance and the establishment of licensing arrangements. The Company does not expect to acquire, develop or otherwise obtain other distilled spirit brands, but rather will seek to establish and market its own Sicario brand.

Revenue from U.S. tequila sales last year rose by 11% to $1.06 billion, according to figures from the

Distilled Spirits Council. More tellingly, while overall sales by volume were up by 20.6% for the last two years, sales of high-end premium brands have grown by a whopping 51% in the same period. Accordingly, the Company expects that a tangible market exists for their product. (Passmore, Nick, Viva Tequila!, http://www.forbes.com/2005/05/04/cx_np_0504feat.html).

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

d. Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Response:

The Company intends to promote and market the product mix through a combination of traditional distribution agreements with the major alcoholic beverage distributors, and through product placements in popular events, concerts, radio, nightclubs, restaurants', TV programming, feature films, and celebrity endorsements. We intend to seek to establish a strong internet promotional strategy focused on the youth-oriented consumer. The company expects to achieve this with the following initiatives outlined below:

- Recording Industry: The company will seek to secure the endorsement of DJs from the two major genres, hip-hop, and house music to promote within their respective recordings and arenas.
- Celebrity Endorsement: The Company will seek to secure the endorsements of these individuals.
- Club Promotion: The Company will seek to arrange for promotional events in conjunction with bars and nightclubs throughout the United States.
- Internet Strategy: The Company will seek to obtain joint promotional arrangements with various internet blogs, columns, and portals to raise awareness of the brand and draw attention to the company site, which will show footage of celebrity's events, promotional model search tour, and upcoming sponsored concerts.
- Direct Sales: The Company will seek to employ or otherwise contract with on an independent contractor basis sales professionals who will seek to market our product on a wholesale level through traditional sales channels.

The Company is currently in the development stage. Accordingly, the Company does not have any customers at present.

e. State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Reponse:

The Company does not currently have any order for its product at present.

f. State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Response:

The current employees of the Company are as follows. Each of the following are executives of the Company.

- Jessica Gutierrez, Chief Executive Officer: Ms. Gutierrez has been working with Fuego Fino promotions since 2007. She has organized events to promote alcoholic beverages, nightclubs, and artists. The most recent event Ms. Gutierrez coordinated was a concert for Mexican artist Joan Sebastian. Her true strength lies in her experience with producing Mezcal, the father of tequila, which her family has produced for 20 years. She brings product knowledge and manufacturing connections to the table.

- Mia Milano, Chief Marketing Officer: Ms. Milano is a graduate of the University of Johnson and Wales with a Bachelor in Marketing and International business. She has over the last three years arranged promotional events and marketing arrangements for a flavored tequila company, Mar Azul. Additionally through her efforts, she successfully arranged for their US distribution. Her style of management is to become a personal personification of the brand, and instill its principles through hands-on training of each employee within her realm. She will be a key party in the execution of our marketing plan.

- Lekesha Jones, Chief Financial Officer: Ms. Jones is a graduate of University of Connecticut with a degree in Accounting & Finance. She has worked for Cartus for 6 years as a Senior Account Manager in their accounting /finance unit. She brings crucial control and accounting experience to the table and was a key point woman in obtaining our current auditing team.

- Chief Legal Counsel: John R Howes, Education/Degrees: Bachelor of Arts in History, Mars Hill College Juris Doctor, Stetson University College of Law "AV" Rated by Martindale-Hubbell, Bar Register of Preeminent Lawyers 5 out of 5 Admitted To: • Florida Bar 1976, • Florida Supreme Court • Middle District of Florida 1976, • Southern District of Florida 1978, • Northern District of Florida, • Southern District of Alabama, • Third Circuit Court of Appeals, • Fifth Circuit Court of Appeals, • Seventh Circuit Court of Appeals, • Eleventh Circuit Court of Appeals: John through his over 30 years of experience shall head up the firms legal compliance team. Assuring all the companies business endeavors stay compliant with both state and federal laws. John was a key figure in the hiring of Grey Robinson as legal advisors.

There currently does not exist any supplemental compensation arrangement with any of our employees.

g. Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Response:

The Company leases offices in Aventura, FL under an operating lease which expires on December 31, December 31, 2013. The lease includes a base rent with minimum lease payments of $ 1,188 due in 2012 and $ 1,188 due in 2013 plus applicable sales taxes of $ 83.16 due in 2012 and 2013. This lease commenced on January 1, 2012 so there were no historical payments on this lease as of the financial statement reporting date.

The Company leases a postal mail box and ad hoc conference room usage in Sandy Springs, GA pursuant to a month to month lease. The lease is terminable at any time.

h. Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Response:

The Company has successfully obtained a United States trademark for "Sicario" (Serial No. 85313250). The standard character mark for "Sicario" is pending trademark before the United State Patent and Trademark Office (Serial No. 85-313,250). The formula for Sicario is a trade secret of the Company, but is not otherwise protected pursuant to any patent. The Company depends significantly upon its intellectual property in light of the fact that it seeks to employ a brand marketing business strategy. The Company will seek to enter into a confidentiality agreement with any future producers once production is undertaken.

The Company is licensed to import distilled spirits, including, specifically, tequila, by the United States Alcohol Tobacco Tax and Trade Bureau (Permit No. GA-1-21002). Such license is required by the United States to import distilled spirits for resale in the United States. That license is subject to revocation by the Bureau upon a number of statutorily enumerated factors.

In addition, the Instituto Mexicano de la Propiedad Industrial has approved our contract with Destiladora Del Valle De Tequila S.A. DE C.V to have our brand of tequila manufactured in Mexico and exported therefrom to the United States and elsewhere. The Company believes that such license cannot be revoked by the Mexican government.

I. If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.
Response:

The distilled spirits industry is governed by the 27 United States Code, Chapter 8, Subchapter I, and Section 205 (b) Tied houses. This law separates the spirits market participants into three categories (1) Producers; (2) Distributors; and (3) Retailers. The Company, however, has positioned itself largely outside the ambit of this regulation as a brand owner.

j. State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Response;

The Company does not have any subsidiaries.

k. Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Response:

Fuego Fino, Inc., a corporation organized under the laws of the State of Georgia, ("FFI") was acquired by the issuer on August 10, 2011 pursuant to an agreement whereby the issuer acquired the entirety of FFI's issued and outstanding shares of stock, 10,000,000 common shares in exchange for 10,000,000 shares of the issuer.

4.

a. If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Response:

The Company was not profitable because it did not have any operations during its last fiscal year. The Company was unable to conduct operations as it lacked adequate working capital to sustain even marginal operations.

In order to achieve profitability, the Company believes that the following must occur:

1. The Company must complete the offering of its common stock contemplated herein. The Company expects that the completion of such offering will take approximately three to five months. The Company expects that the proceeds of the offering contemplated herein will provide it with sufficient working capital to begin operations;

2. Given sufficient capital reserves, the Company will seek to allocate certain monies for sales and marketing, which includes, but is not limited to, the creation of online and print media. Moreover, the Company intends to engage contract, commission-based salespersons to employ a direct marketing strategy. The Company expects to begin its marketing efforts within six months of the completion of the offering contemplated herein;

3. Given adequate working capital reserves, and sufficient market demand by way of its marketing efforts, the Company will first then seek to commence production of its Sicario product through its agreement with Destiladora Del Valle De Tequila S.A. DE C.V. The Company expects that, all things being considered, production can begin within one year from the completion of the offering contemplated herein and may take approximately one to two months to fulfill customer orders;

In light of the foregoing, the Company believes that it will obtain profitability given the above-steps are met and it is able to obtain sufficient economies of scale.

b. State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).

Response:

Should the Company fail to meet any of the milestones described in paragraph "a" above, its ability to achieve profitability will be severely hampered. Most notably, should the Company fail to obtain adequate working capital through the offering contemplated herein, it will not be able to commence operations. In such instance, the Company may seek other sources of financing, such as debt, to obtain the requisite working capital. If it is not successful obtaining working capital, it is likely that the Company will never achieve profitability.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)
   Response:

   Total: ($4.32 per share)

   If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.
   Response:

   Not Applicable.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   Response:

   Total: ($9,652)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The Company is a development stage company. The Company expects that the value of its intangible assets is such that it justifies the offering price of $1.00 per share.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

   Response:

   The Company did not sell or otherwise issue any securities during the last twelve months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   Response:

   If the maximum is sold: 10% If the minimum is sold: 0 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

Response:

If the maximum is sold: $1,000,000. If the minimum is sold: $0.00

⅄ These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A .

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

Response:

	Minimum Offering 0%	Maximum Offering 100%
Total Proceeds:	$0.00	$1,000,000.00
LESS – OFFERING EXPENSES		
Legal & Accounting	$15,000.00	$15,000.00
Advertising & Copying	$5,000.00	$5,000.00
Other	$1,000.00	$1,000.00
Net Proceeds:	-$21,000.00	$979,000.00
USE OF NET PROCEEDS		
Marketing & Advertising	$0.00	$250,000.00
Salaries and Wages	$0.00	$125,000.00
Production (Cost of Sales)	$0.00	$400,000.00
Professional Fees	$0.00	$50,000.00
General Variable Expenses	$0.00	$29,000.00
Debt Service	$0.00	$125,000.00
Totals:	-$21,000.00	$979,000.00

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Response:

The proceeds of the offering will first be applied to legal and administrative expenses. Specifically, the costs associated with this offering, including, specifically, professional fees for attorneys and accountants. We also anticipate incurring costs in conjunction with distributing this offering circular.

Next, proceeds of the offering will be dedicated to establishing a sales and marketing program to further promote our brand and product offering. This contemplates using proceeds towards print and online media advertising, as well as marketing events throughout the United States.

Third, the proceeds of the offering will be used to produce our product. Specifically, management anticipates that the aforementioned marketing efforts will generate consumer demand for our product. The Company wil then seek to commence production of its Sicario product through its agreement with Destiladora Del Valle De Tequila S.A. DE C.V.

Next, the Company will endeavor to compensate its officers and commisson-based salespersons.

Next the Company will seek to retire its unsecured debt obligation.

Finally, will expect to incur ongoing costs related to professional fees, such as accountants and attorneys.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.

(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Response:

Not Applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Response:

As of November 30, 2011 the Company has a promissory note outstanding with an individual third party for $ 125,000. This note was executed on November 23, 2011 to provide bridge financing for working capital needs. The note becomes due on December 1, 2012. The provisions of the note state that the Company must retire the note prior to assuming any further obligations. The proceeds of this note was used for general working capital purposes.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Response:

The Company does not intend to seek to make any capital investment or other acquisition.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Response:

Not Applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Response:

The Company is a developmental stage company and currently does not have any operations. Accordingly, the Company does not have any short or long term debt or trade payables. However, as of November 30, 2011 the Company has a promissory note outstanding with an individual third party for $ 125,000. That note comes due on December 1, 2012. The Company is not in default on any material obligation at this time. The Company anticipates that it may encounter cash flow and liquidity problems should it fail to successfully obtain sufficient working capital from either the offering contemplated herein or any other offering of its securities, should it attempt to do so.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Response:

The Company believes that the proceeds from the offering contemplated herein, should the Company be successful in reaching the maximum offering, will be sufficient to satisfy the Company's cash requirements for the next twelve (12) months. In the event the Company fails to reach the maximum offering, the Company believes that it will not be able to fully execute its business plan. In such instance, the Company believes that the proceeds from this offering will not be sufficient to satisfy the Company's cash requirements for the next twelve months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Response:

		Amount Outstanding	
	As Of:	As Adjusted	As Adjusted
	11/30/11	Minimum	Maximum
Debt:			
Short Term Debt	$0.00	$0.00	$0.00
Long Term Debt (Avg Rate 13.5%)	$125,223.00	$125,223.00	$125,223.00
Total Debt	$125,223.00	$125,223.00	$125,223.00
Stockholders equity (deficit)			
Preferred Stock	$0.00	$0.00	$0.00
Common Stock ($1.00 Par)	$51,637.00	$51,637.00	$1,051,637.00
Additional Paid In Capital	$200.00	$200.00	$1,000,200.00
Retained Earnings (deficit)	-$51,637.00	-$51,637.00	-$51,637.00
Total Capitalization	$200.00	$200.00	$1,000,200.00

Number of preferred shares authorized to be outstanding: None

Number of common shares authorized: 1,000,000,000. Par value stated per share, if any: $1.00

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: none

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

____

[ ]
Other:____

____

15. These securities have:
Yes No

[x] [ ] Cumulative voting rights

[ ] [x] Other special voting rights

[ ] [x] Preemptive rights to purchase in new issues of shares

[ ] [x] Preference as to dividends or interest

[ ] [x] Preference upon liquidation

[ ] [x] Other special rights or preferences (specify):

____

Explain:

16. Are the securities convertible? [ ] Yes [x] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate?________% If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe:

____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No Describe:

____

____

(4) Is there a trust indenture? [ ] Yes [ ] No Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No Describe, including redemption prices: ____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe:

____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

(8)

N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

18. If Securities are Preference or Preferred Stock:

Are unpaid dividends cumulative? [] yes [x] no

Are securities callable? [] yes [x] no

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Response:

Not Applicable

20. Current amount of assets available for payment of dividends?

Response:

The Company has no assets available for the payment of dividends. Its current deficit is ($51,614.00)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Response:

This offering is not being made through selling agents.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Response:

Not Applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Response:

Not Applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Response:

Name: Jessica Gutierrez
Address: 10 Glen Lake Pkwy, Suite 130, Sandy Springs, GA 30328
Telephone No.: (800) 527-7221

With regards to Jessica Gutierrez, the Rule 3a4-1 Safe Harbor provision applies. Rule 3a4-1 provides a non-exclusive safe harbor from the definition of a broker for persons associated with an issuer who are engaged in securities related activities incident to their duties on behalf of the issuer. An officer of the issuer, such as Ms. Gutierrez, who is not a registered representative of broker-dealers, may be considered "associated persons" for purposes of Rule 3a4-1, in which case she is exempt from registration and will be permitted to engage in limited sales activities.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Response:

Not Applicable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[x] No

26.

(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Response:

Not Applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Will interest on proceeds during escrow period be paid to investors? [ ] Yes[x] No

Response:

Not Applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Response:

Presently outstanding shares will remain restricted within the meaning of Rule 144.

> Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Response:

Not Applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:
Name: Jessica Gutierrez
Office Street Address: 20900 NE 30th Ave., Ste. 200, Aventura, FL 33180
Telephone No.: (800) 527-7221
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: N/A

Curriculum Vitae:
Having grown up working for her family's spirits importing business, Ms. Gutierrez founded Fuego Fino in 2007 and has been working exclusively with the Company since that time. In her capacity as Chief Executive Officer, Ms. Gutierrez has been responsible for: establishing the relationship with the Company's production partner; identifying the Company's packaging partners; coordinating legal counsel to establish the Company's intellectual property portfolio; obtaining the Company's exporter license with the Mexican government; and spearheading the Company's marketing and branding efforts through various print, media and online avenues. Ms. Gutierrez graduated from ACE Charter High School in Tuscon, Arizona, in 2007.

30. Chief Operating Officer: N/A
Title:____
Name: ________________________Age: __________________ Office
Street Address:__________________ Telephone No.: ( ) ____________
Also a Director of the Company [ ] Yes [ ] No0
Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer:
Name: Lekesha Jones
Office Street Address: 20900 NE 30th Ave., Ste. 200, Aventura, FL 33180
Telephone No.: (800) 527-7221
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 50%

Curriculum Vitae:
Ms. Jones is the Company's Chief Financial Officer. She coordinates the Company's internal bookkeeping functions, provides pro forma financials and analysis and manages the relationship with the Company's outside accounting professionals. Since 2004, Ms. Jones has been employed as a Senior Financial Analyst with Cartus, where see oversees a team of seven individuals. She was awarded a prestigious Fullbright Scholarship in 2002 and graduated from the University of Connecticut with a bachelor's degree in accounting in 2003.

32. Other Key Personnel:
(A) Title: Chief Legal Officer
Name: John Howes
Street Address: 633 Southeast 3rd Avenue 4R, Fort Lauderdale, FL 33301
Telephone No.: (800) 527-7221
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 10%

Curriculum Vitae:
Mr. Howes brings over thirty years' experience to the Company. Education/Degrees: Bachelor of Arts in History, Mars Hill College Juris Doctor, Stetson University College of Law "AV" Rated by Martindale-Hubbell, Bar Register of Preeminent Lawyers 5 out of 5 Admitted To: • Florida Bar 1976, • Florida Supreme Court • Middle District of Florida 1976, • Southern District of Florida 1978, • Northern District of Florida, • Southern District of Alabama, • Third Circuit Court of Appeals, • Fifth Circuit Court of Appeals, • Seventh Circuit Court of Appeals, • Eleventh Circuit Court of Appeals:

(B) Title: Chief Marketing Officer
Name: Kanisha Carr
Office Street Address: 20900 NE 30th Ave., Ste. 200, Aventura, FL 33180
Telephone No.: (800) 527-7221
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 50%

Curriculum Vitae:

Ms. Carr is the Company's Chief Marketing Officer. She brings nearly ten years of marketing experience to the Company. Since 2006, she has served as the Marketing Coordinator with Threat Drywall Co. in Lawrenceville, Geogia where she has led the company's marketing and vendor relationship functions. She is a graduate of the University of Georgia with a bachelor's degree in advertising and obtained her master's degree from Boston University.

DIRECTORS OF THE COMPANY

Number of Directors: 4 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Response:

Not Applicable.

Information concerning outside or other Directors (i.e. those not described above):

1. Jessica Gutierrez, Director, 20900 NE 30th Ave., Ste. 200, Aventura, FL 33180 ;
2. Mila Milano, Director, 20900 NE 30th Ave., Ste. 200, Aventura, FL 33180 ;
3. Lekesha Jones, Director, 20900 NE 30th Ave., Ste. 200, Aventura, FL 33180 ; and
4. John Howes, Director, 633 Southeast 3rd Avenue, Ste. 4R, Fort Lauderdale, FL 33301-3151

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [x] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Response:

Not Applicable.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Response:

Not Applicable.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Response:

Our Chief Legal Officer John Howes is an attorney in private practice and not an employee of the

Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Response:

Not Applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Response:

Not Applicable.

> Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Response:

	Class	$/Share	No. of Shares	% of Total	Total if Max Offering	% of Total if Max Offering	
Jessica Gutierrez	Common	$5.00	51637	100.00%	51637	0.05%	

Office Street Address:

20900 NE 30th Ave., Ste. 200, Aventura, FL 33180

Principal occupation: Chief Executive Officer

38. Number of shares beneficially owned by Officers and Directors as a group:

Response:

Before offering: 51,637 shares (.50 % of total outstanding)

After offering:
a) Assuming minimum securities sold: 51,637 shares (100% of total outstanding)
b) Assuming maximum securities sold: 51,637 shares (.05% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Response:

Not Applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Response:

The Company has a promissory note due from the Company's Chairman and CEO Jessica Gutierrez as of November 30, 2011 for $ 30,000. This note was negotiated on November 25, 2011 with an interest rate is 3.0% per annum. The note is unsecured and is due upon demand of the Company with any accrued interest that may be due at that time and the note is non assumable without the written consent of the Company.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Response:

None of the Company's officers, directors, key personnel or 10% stockholders have guaranteed or co-signed any obligation of the Company.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Responses:

The Company has not heretofore provided renumeration to its Officers, Directors or key personnel.

(b)If remuneration is expected to change or has been unpaid in prior years, explain:

Response:

The Company expects that the if proceeds of this offering, if deemed to be reasonable sufficient, it will thereafter seek to provide salaries to our officers. We do not expect to separately compensate our directors.

(c) If any employment agreements exist or are contemplated, describe:

Response:

Not Applicable.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Response:

Not Applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

Response:

Not Applicable.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Response:

Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Response:

Not Applicable.

> Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Response:

Not Applicable.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering,indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.
Name of Tax Advisor:____
Address: ____ Telephone No. ( )____ - ____________
Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

Response:

The Company is a "C" corporation within the meaning the Internal Revenue Code.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Response:

Not Applicable.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Response:

See Exhibits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Response

The Company did not have any operations, and, accordingly, show a loss on its financial statements. The Company believes that the lack of adequate working capital is the lone impediment to conducting operations. Given the attainment of such capital, whether it be by way of this offering or otherwise, the Company expects to undertake meaningful operations. While the Company expects to incur a loss upon the commencement of operations, it contends that it may be able to obtain profitability should it obtain enough working capital to fully execute its business plan.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Response:

The Company does not have any historical operations, and, accordingly, cannot describe any trends with respect thereto. The Company believes that the inputs related to their product will remain stable during the short term, and as such, the cost of sales will remain relatively flat. However, the Company expects that variable costs such as transportation and wages will increase and could impact the Company's prospects of achieving profitability in the short term, if at all.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Response:

The Company does not currently have any sale volume.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

Response:

The Company does not currently have any sales volume and does not expect to make any foreign and/or government sales volume within the short term.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aventura, State of Florida on April, 6, 2012

For Fuego Fino, Inc.:


Jessica Gutierrez (Apr 6, 2012)

By: Jessica Gutierrez
Its: Chief Executive Officer & Director


Lekesha Jones (Apr 7, 2012)

By: Lekesha Jones
Its: Chief Financial Officer & Director


Kanisha Carr (Apr 9, 2012)

By: Kanisha Carr
Its: Chief Marketing Officer & Director

EXHIBIT INDEX

Exhibit A	Financial Statements
Exhibit B	Articles of Incorporation
Exhibit C	Subscription Agreement
Exhibit D	Exchange Agreement
Exhibit E	Import Permit
Exhibit F	Notice of Allowance
Exhibit G	Note Dated 11/25/11
Exhibit H	Note Dated 11/23/11
Exhibit I	Export Authority
Exhibit J	Producer Agreement
Exhibit K	Office Lease
Exhibit L	Distributor Agreement

Fuego Fino, Inc.
Compiled Balance Sheets

	Dec. 31, 2009	Dec. 31, 2010	Nov. 30, 2011
ASSETS:			
Current Assets:			
Cash	$ -	$ 1,935	$ 86,822
Notes Receivable	0	0	30,000
Total Current Asssets	0	1,935	116,822
Intangibles, Net	0	0	8,401
TOTAL ASSETS	$ -	$ 1,935	$ 125,223
LIABILITIES & STOCKHOLDERS EQUITY			
Current Liabilities	0	0	0
Long-Term Liabilities	0	0	125,000
Total Liabilities	0	0	125,000
STOCKHOLDERS EQUITY			
Common Stock, $1.00 par value; authorized 10,000,000 shares and -0- shares issued as of Dec. 31, 2009; authorized 10,0000,000 and 11,587 shares issued as of Dec. 31, 2010; authorized 1,000,000,000 and 51,637 shares issued as of Nov. 30, 2011	0	11,587	51,637
Paid In Capital	200	200	200
Retained Earnings	(200)	(9,852)	(51,614)
Total Stockholders Equity	0	1,935	223
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ -	$ 1,935	$ 125,223

The accompanying notes are an integral part of the financial statements.

EXHIBIT
A

Fuego Fino, Inc.
Compiled Statements of Cash Flows

	Nov. 2, 2009 to Dec. 31, 2009	For the Year Ended Dec. 31, 2010	Nov. 2, 2009 to Dec. 31, 2010	Jan. 1, 2011 to Nov. 30, 2011	Nov. 2, 2009 to Nov. 30, 2011
Cash flows from operating activities:					
Net Income (Loss)	$ (200)	$ (9,652)	$ (9,852)	$ (41,762)	$ (51,614)
Adjustments to reconcile net income to net cash from operating activities	0	0	0	0	0
Change in assets and liabilities	0	0	0	0	0
Net cash (used in) provided by operating activities	$ (200)	$ (9,652)	$ (9,852)	$ (41,762)	$ (51,614)
Cash flows from investing activities:					
Purchase of notes receivable	0	0	0	(30,000)	(30,000)
Net cash used in investing activities	$ -	$ -	$ -	$ (30,000)	$ (30,000)
Cash flows from financing activities:					
Net borrowings on long term debt	0	0	0	125,000	125,000
Costs on long term debt	0	0	0	(8,401)	(8,401)
Proceeds from common stock issued	0	11,587	11,587	40,050	51,637
Proceeds from paid in capital	200	0	200	0	200
Net cash provided by financing activities	$ 200	$ 11,587	$ 11,787	$ 156,649	$ 168,436
Net increase (decrease) in cash equivalents	0	1,935	1,935	84,887	86,822
Cash and equivalents, beginning of period	0	0	0	1,935	0
Cash and eqivalents, end of period	$ -	$ 1,935	$ 1,935	$ 86,822	$ 86,822

The accompanying notes are an integral part of the financial statements

Fuego Fino, Inc.
Compiled Statement of Operations

	Nov. 2, 2009 to Dec. 31, 2009	For the Year Ended Dec. 31, 2010	Nov. 2, 2009 to Dec. 31, 2010	Jan. 1, 2011 to Nov. 30, 2011	Nov. 2, 2009 to Nov. 30, 2011
Net Sales	$ -	$ -	$ -	$ -	$ -
Cost of Sales	0	0	0	0	0
Gross Profit	0	0	0	0	0
Selling, General, and Administrative Expenses	200	9,652	9,852	41,563	51,415
Depreciation and Amortization	0	0	0	0	0
Total Operating Expenses	200	9,652	9,852	41,563	51,415
Income (Loss) From Operations	(200)	(9,652)	(9,852)	(41,563)	(51,415)
Other Income and (Expenses)					
Interest Income	0	0	0	0	0
Interest Expense	0	0	0	(3)	(3)
Gain (Loss) on Investments	0	0	0	(196)	(196)
Other	0	0	0	0	0
Total Other Income and (Expenses)	0	0	0	(199)	(199)
Income Before Income Taxes	(200)	(9,652)	(9,852)	(41,762)	(51,614)
Income Tax Expense	0	0	0	0	0
Net Income	$ (200)	$ (9,652)	$ (9,852)	$ (41,762)	$ (51,614)
Earnings (Loss) Per Share:					
Basic	$ -	$ (4.32)	$ (5.15)	$ (1.15)	$ (2.44)
Diluted	$ -	$ (4.32)	$ (5.15)	$ (1.15)	$ (2.44)
Weighted Average Common Share and Common Share Equivalents:					
Basic	0	2,232	1,912	36,327	21,172
Diluted	0	2,232	1,912	36,327	21,172

The accompanying notes are an integral part of the financial statements.

Fuego Fino, Inc.
Compiled Statement of Shareholders' Equity

Description	Common Shares	Stock Amount	Additional Paid In Capital	Retained Earnings	Total
Beginning balance, November 2, 2009	0	$ -	$ -	$ -	$ -
Investor Capital			200		200
Net Income (Loss)				(200)	(200)
Balance, December 31, 2009	0	$ -	$ 200	$ (200)	$ -
Stock issued during the year	11,587	11,587			11,587
Net Income (Loss)				(9,652)	(9,652)
Balance, December 31, 2010	11,587	$ 11,587	$ 200	$ (9,852)	$ 1,935
Stock issued	40,050	40,050			40,050
Net Income (Loss)				(41,762)	(41,762)
Balance, November 30, 2011	51,637	$ 51,637	$ 200	$ (51,614)	$ 223

The accompanying notes are an integral part of the financial statements

FUEGO FINO, INC

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 2, 2009 to NOVEMBER 30, 2011

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Fuego Fino, Inc. (the "Company") was incorporated on November 2, 2009 as a Georgia based company. On August 10, 2011 the Company was acquired by a Florida based company, Fuego Fino Florida, Inc., in a Share Exchange agreement, whereby Fuego Fino Florida, Inc. acquired all of the Company's authorized shares of stock, 10,000,000 shares, in return for 10,000,000 shares of Fuego Fino Florida, Inc. stock based on a par value of $1.00 per share.

The company does have a license to import tequila into the United States and its primary focus in initial operations is to begin importing and selling tequila through various channels upon securing additional capital resources.

The financial statements represent a compilation based on the representation of financial information from management. There was no audit performed. A summary of the company's significant accounting policies follow:

Use of Accounting Estimates

The preparation financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand to be cash and cash equivalents. As of December 31, 2010 and November 30, 2011 the Company's cash and cash equivalents were deposited primarily in two and three high quality financial institutions, respectively.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has a promissory note due from the Company's Chairman and CEO as of November 30, 2011 for $ 30,000. This note was negotiated on November 25, 2011 with an interest rate is 3.0% per annum. The note is unsecured and is due upon demand of the Company with any accrued interest that may be due at that time and the note is non assumable without the written consent of the Company.

NOTE 3: LOAN COSTS

As of November 30, 2011 the Company has an intangible asset for loan costs of $ 8,401. This represents costs incurred by the Company in a November 23, 2011 transaction in which the Company borrowed $ 125,000 from a third party. The Company will begin amortizing these costs over the life of the note starting in December, 2011. The maturity date of the loan is December 1, 2012 so the monthly amortization of these loan costs will be $ 626. The note transaction is described more fully in NOTE 4 which follows.

NOTE 4: NOTE PAYABLE

As of November 30, 2011 the Company has a promissory note outstanding with an individual third party for $ 125,000. This note was executed on November 23, 2011 to provide bridge financing for working capital needs. The prominent terms of this note are listed below.

1) The interest rate is 13.5% per annum with monthly payments commencing on Dec. 1, 2011
2) The maturity date of the note is December 1, 2011
3) Prepayment Demand: If at any time before the maturity date the Company completes an underwriting of its common stock that results in at least $ 2,000,000 in net proceeds then the note holder may submit a written demand to the Company for all amounts owed under the note and the Company will have the obligation to remit this within ten days following receipt of this prepayment notice.
4) The note has senior indebtedness status and is to be paid before any other debts outstanding at the time of note execution, November 23, 2011.
5) Common Stock Conversion: At any time before the maturity date the Company has the right but not the obligation to convert the note into the common stock of the Company. If this occurs the conversion shares to the loan holder will be based on a conversion price equal to: (1) the average price of the Company's common stock during the five days prior to conversion or (2) the offering price or exchange price in the event of a merger or exchange of stock by the Company into or with a publicly-traded company or a public offering of the securities of the Company or its successor.

NOTE 5: EARNINGS PER SHARE

Basic earnings or loss per common share are computed by dividing net income or loss by the weighted average number of common shares outstanding. Diluted earnings or loss per share are calculated taking into account all potentially dilutive securities.

NOTE 6: COMMITMENTS

Lease Commitments

The Company leases offices in Aventura, FL under an operating lease which expires on December 31, December 31, 2013. The lease includes a base rent with minimum lease payments of $ 1,188 due in 2012 and $ 1,188 due in 2013 plus applicable sales taxes of $ 83.16 due in 2012 and 2013. This lease commenced on January 1, 2012 so there were no historical payments on this lease as of the financial statement reporting date.

NOTE 7: SUBSEQUENT EVENTS

The Company evaluated its November, 30, 2011 financial statements for subsequent events through January 9, 2012, the date the financial statements were able to be issued. The company is not aware of any subsequent events which would require recognition or disclosure in the financial statements other than those already disclosed herein.

Electronic Articles of Incorporation For

P11000049106
FILED
May 24, 2011
Sec. Of State
tburch

FUEGO FINO INCORPORATED

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

FUEGO FINO INCORPORATED

Article II

The principal place of business address:

10 GLEN LAKE PARKWAY
SUITE 130
SANDY SPRINGS, GA. US 30328

The mailing address of the corporation is:

10 GLEN LAKE PARKWAY
SUITE 130
SANDY SPRINGS, GA. US 30328

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

1,000,000,000

Article V

The name and Florida street address of the registered agent is:

JESSICA GUTIERREZ
16425 NE COLLINS
UNIT 2211
SUNNY ISLES, FL. 33160

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: JESSICA GUTIERREZ


EXHIBIT
B

P11000049106
FILED
May 24, 2011
Sec. Of State
tburch

Article VI

The name and address of the incorporator is:

JESSICA GUTIERREZ
16425 NE COLLINS
UNIT 2211
SUNNY ISLES, FL. 33160

Electronic Signature of Incorporator: JESSICA GUTIERREZ

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: CEO
JESSICA GUTIERREZ
16425 NE COLLINS AVE, UNIT 2211
SUNNY ISLES, FL. 33160 US

Title: CFO
JESSICA GUTIERREZ
16425 NE COLLINS AVE, UNIT 2211
SUNNY ISLES, FL. 33160 US

Title: SEC.
JESSICA GUTIERREZ
16425 NE COLLINS AVE, UNIT 2211
SUNNY ISLES, FL. 33160 US

Article VIII

The effective date for this corporation shall be:

05/20/2011



PRE-INCORPORATION

STOCK SUBSCRIPTION AGREEMENT

LEKESHA JONES, referred to as PROMOTER, and JESSICA GUTIERREZ, referred to as SUBSCRIBER, agree:

PROMOTER shall organize a corporation to be named FUEGO FINO, INC., and incorporated in the state of Georgia.

The planned initial stock offering shall be shares, of 50,000 stock, with a par value of $1.00(ONE DOLLAR per share).

SUBSCRIBER agrees to purchase shares of FUEGO FINO, INC. stock upon issuance. In the event that the offering is over subscribed, the SUBSCRIBER shall be entitled to a proportional purchase of shares.

The shares purchased are not registered with the United States Securities and Exchange Commission, nor the Securities Commission of any state.

The PURCHASER represents that it is qualified under the relevant rules and regulations of the United States Securities and Exchange Commission and the Securities Commission of any state, which may have jurisdiction to purchase these shares.

The PURCHASER further represents that it is not purchasing these shares with an intention of resale, nor will it take any actions that may result in it being considered an underwriter of the shares.

Prior to any transfer of these shares, the PURCHASER shall provide to the issuer of the stock a legal opinion, in a form acceptable to the counsel for the issuer, that the transfer will not result in the loss of the exemptions from registration of the securities then claimed by issuer.

The PURCHASER further represents that it has had adequate opportunity to obtain any information relevant to the decision to purchase, and has also had adequate opportunity to consult with advisors of their choice.

The PURCHASER agrees that prior to delivery of the stock to execute the shareholders agreement dated JANUARY 1ST, 2010.

Upon execution of this agreement, the SUBSCRIBER will pay to PROMOTER the sum of $250.00(TWO HUNDRED AND FIFTY AND ZERO CENTS) which shall be used for an organizational fund for the expenses of pre-incorporation. The balance shall be due upon issuance of the shares.

Notices.

Any notice required by this Agreement or given in connection with it, shall be in writing and shall be given to the appropriate party by personal delivery, mail, or email.

[note addresses]

No Waiver.

The waiver or failure of either party to exercise in any respect any right provided in this agreement shall not be deemed a waiver of any other right or remedy to which the party may be entitled.

Entirety of Agreement.

The terms and conditions set forth herein constitute the entire agreement between the parties and supersede any communications or previous agreements with respect to the subject matter of this Agreement. There are no written or oral understandings directly or indirectly related to this Agreement that are not set forth herein. No change can be made to this Agreement other than in writing and signed by both parties.

Governing Law.

This Agreement shall be construed and enforced according to the laws of the State of Georgia and any dispute under this Agreement must be brought in this venue and no other.

Headings in this Agreement

The headings in this Agreement are for convenience only, confirm no rights or obligations in either party, and do not alter any terms of this Agreement.

Severability.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

In Witness whereof, the parties have executed this Agreement as of the date first written above.

Dated: 10-9-2009



PROMOTER: LEKESHA JONES



SUBSCRIBER: JESSICA GUTIERREZ

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT (the "Agreement" and/or the "Share Exchange") is entered into as of August 10th, 2011, between Fuego Fino, Inc., ("Fuego Fino Georgia."), a Georgia corporation and Fuego Fino Incorporated ("Fuego Fino Florida"), a Florida corporation.

REPRESENTATION

1. FUEGO FINO FLORIDA is a non-publicly traded corporation organized and existing under the laws of the State of Florida.

2. FUEGO FINO GEORGIA is a non-publicly traded corporation organized and existing under the laws of the State of Georgia.

AGREEMENT

In consideration of the foregoing recitals, the covenants and conditions set forth herein, and other good and valuable consideration, the receipt and Sufficiency of which are hereby acknowledged, the parties agree as follows:

1. FUEGO FINO FLORIDA will acquire 10, 00,000 shares of the authorized but unissued common stock of FUEGO FINO GEORGIA in exchange for 10,000,000 shares of the authorized but unissued common stock of FUEGO FINO FLORIDA In a dollar-for-dollar exchange based on the Par Value of $1.00 US.
2. Each of FUEGO FINO GEORGIA and FUEGO FINO FLORIDA shall take, or cause to be taken, all action or do, or cause to be done, all things necessary, proper or advisable under the laws of the State of Georgia and the State of Florida to consummate and make effective the Share Exchange.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered This AGREEMENT as of the date first set forth above.



By: Jessica Gutierrez
Its: Chairman & CEO



By: Jessica Gutierrez
Its: Chairman & CEO

EXHIBIT D

2011-IMP-00154-O

DEPARTMENT OF THE TREASURY - ALCOHOL AND TOBACCO TAX AND TRADE BUREAU

BASIC PERMIT

(Under Federal Alcohol Administration Act)

1.PERMIT NUMBER
GA-I-21002

2.DATE OF PERMIT

08/08/2011

3.REGISTRY NUMBER (if applicable)

4.DATE OF APPLICATION 06/01/2011

5. NAME AND ADDRESS OF PERMITTEE (Number and street, city or town, State and Zip Code)
FUEGO FINO, INC.

10 GLENLAKE PKWY NE, STE 130
SANDY SPRINGS, GA 30328-3495


ALCOHOL AND TOBACCO TAX AND TRADE BUREAU

6. TRADE NAMES AUTHORIZED BY THIS PERMIT (Trade name approval does not constitute approval as a brand name for labeling purposes. If needed, list on reverse or use continuation sheet.)

*Used for Contract Bottling or Packaging/Branding Purposes

7. PERMIT GRANTED FOR (ONE TYPE OF OPERATION ONLY)

Pursuant to the application of the date indicated in item 4, you are authorized and permitted to engage, at the above address, in the business of:

a. [ ] Distilled Spirits - [ ] distiller [ ] rectifier (processor) [ ] warehouseman and/or [ ] warehouseman and bottler and while so engaged, to sell, offer or deliver for sale, contract to sell or ship, in interstate or foreign commerce, the distilled spirits so distilled or rectified, or warehoused and bottled, or the wines so rectified,

b. [ ] Wine - [ ] producer and blender [ ] blender and while so engaged, to sell, offer or deliver for sale, contract to sell or ship, in interstate or foreign commerce, the wine so produced or blended,

c. [X] Importer - importing into the United States the following alcoholic beverages: Distilled Spirits
while so engaged, to sell, offer to deliver for sale, contract to sell or ship, in interstate or foreign commerce, the alcoholic beverages so imported,

d. [ ] Wholesaler - Purchasing for resale at wholesale the following alcoholic beverages:
while so engaged, to receive or to sell, offer or deliver for sale, contract to sell or ship, in interstate or foreign commerce, the alcoholic beverages so Purchased.

This Permit is conditioned upon your compliance with the Federal Alcohol Administration Act; the Twenty-first Amendment and laws relating to its enforcement; all other Federal laws relating to distilled spirits, wine, and malt beverages, including taxes with respect to them; the Federal Water Pollution Control Act; and, all applicable regulations made pursuant to law which are now, or may hereafter be, in force.

This basic permit is effective from the date shown above and will remain in force until suspended, revoked, annulled, voluntarily surrendered, or automatically terminated.

THIS PERMIT WILL AUTOMATICALLY TERMINATE THIRTY DAYS AFTER ANY CHANGE IN PROPRIETORSHIP OR CONTROL OF THE BUSINESS, unless an application for a new basic permit is made by the transferee or permittee within the thirty day period. If an application for a new basic permit is timely filed, the outstanding basic permit will continue in effect until the application is acted on by the District Director, Alcohol and Tobacco Tax and Trade Bureau.

THIS PERMIT IS NOT TRANSFERABLE. ANY CHANGE IN THE TRADE NAME, CORPORATE NAME, MANAGEMENT OR ADDRESS OF THE BUSINESS COVERED BY THIS PERMIT, OR ANY CHANGE IN STOCK OWNERSHIP (MORE THAN 10%) MUST BE REPORTED TO THE NATIONAL REVENUE CENTER OR PUERTO RICO OPERATIONS OFFICE WITHOUT DELAY.

THIS IS AN [X] ORIGINAL PERMIT [ ] AMENDED PERMIT

REASON FOR AMENDMENT

DATE OF AMENDMENT

SIGNATURE AND TITLE OF AUTHORIZED TTB OFFICIAL

FOR JOHN J. MANFREDA, ADMINISTRATOR

TTB F 5170.2 (1/2005)


EXHIBIT
E

AUTHORIZED TRADE NAMES

PERMIT NUMBER: GA-I-21002 REGISTRY NUMBER:

*Used for Contract Bottling or Packaging/Branding Purposes

From:	TMOfficialNotices@USPTO.GOV
Sent:	Tuesday, November 29, 2011 00:09 AM
To:	ptotpa@gray-robinson.com
Subject:	Trademark Serial Number 85313250: Official USPTO Notice of Allowance

NOTICE OF ALLOWANCE (NOA)

ISSUE DATE: Nov 29, 2011

Serial Number: 85-313,250
Mark: SICARIO(STANDARD CHARACTER MARK)
Attorney Reference Number: 348363.3

No opposition was filed for this published application. The issue date of this NOA establishes the due date for the filing of a Statement of Use (SOU) or a Request for Extension of Time to file a Statement of Use (Extension Request). WARNING: An SOU that meets all legal requirements must be filed before a registration certificate can issue. Please read below for important information regarding the applicant's pending six (6) month deadline.

SIX (6)-MONTH DEADLINE: Applicant has six (6) MONTHS from the NOA issue date to file either:

- An SOU, if the applicant is using the mark in commerce (required even if the applicant was using the mark at the time of filing the application, if use basis was not specified originally); **OR**
- An Extension Request, if the applicant is not yet using the mark in commerce. If an Extension Request is filed, a new request must be filed every six (6) months until the SOU is filed. The applicant may file a total of five (5) extension requests. **WARNING:** An SOU may **not** be filed more than thirty-six (36) months from when the NOA issued. The deadline for filing is always calculated from the issue date of the NOA.

How to file SOU and/or Extension Request:
Use the Trademark Electronic Application System (TEAS). Do **NOT** reply to this e-mail, as e-mailed filings will **NOT** be processed. Both the SOU and Extension Request have many legal requirements, including fees and verified statements; therefore, please use the USPTO forms available online at http://www.uspto.gov/teas/index.html (under the "INTENT-TO-USE (ITU) FORMS" category) to avoid the possible omission of required information. If you have questions about this notice, please contact the Trademark Assistance Center at 1-800-786-9199.

For information on how to (1) divide an application; (2) delete goods/services (or entire class) with a Section 1(b) basis; or (3) change filing basis, see http://www.uspto.gov/trademarks/basics/MoreInfo_SOU_EXT.jsp.

FAILURE TO FILE A REQUIRED DOCUMENT OUTLINED ABOVE DURING THE APPROPRIATE TIME PERIOD WILL RESULT IN THE ABANDONMENT OF THIS APPLICATION.

REVIEW APPLICATION INFORMATION FOR ACCURACY

If you believe this NOA should not have issued or correction of the information shown below is needed, you must submit a request to the Intent-to-Use Unit. Please use the "Post-Publication Amendment" form under the "POST-PUBLICATION/POST NOTICE OF ALLOWANCE (NOA) FORMS" category, available at http://www.uspto.gov/teas/index.html. Do **NOT** reply to this e-mail, as e-mailed filings will NOT be processed.


EXHIBIT
F

Serial Number: 85-313,250
Mark: SICARIO(STANDARD CHARACTER MARK)
Attorney Reference Number: 348363.3
Owner: Fuego Fino Inc.
10 Glenlake Parkway, Suite 130
Sandy Springs , FLORIDA 30328
Correspondence Address: WOODROW H. POLLACK
GRAY ROBINSON, P.A.
201 N FRANKLIN ST STE 2200
TAMPA, FL 33602-5822

This application has the following bases, but not necessarily for all listed goods/services:

Section 1(a): NO Section 1(b): YES Section 44(e): NO

GOODS/SERVICES BY INTERNATIONAL CLASS

033 - Alcoholic beverages, namely, tequila -- FIRST USE DATE: NONE; -- USE IN COMMERCE DATE: NONE

ALL OF THE GOODS/SERVICES IN EACH CLASS ARE LISTED.

Fraudulent statements may result in registration being cancelled: Applicants must ensure that statements made in filings to the USPTO are accurate, as inaccuracies may result in the cancellation of any issued trademark registration. The lack of a bona fide intention to use the mark with ALL goods and/or services listed in an application or the lack of actual use on all goods and/or services for which use is claimed could jeopardize the validity of the registration, possibly resulting in its cancellation.

Additional information: For information on filing and maintenance requirements for U.S. trademark applications and registrations and required fees, please consult the USPTO website at www.uspto.gov or call the Trademark Assistance Center at 1-800-786-9199.

Checking status: To check the status of an application, go to http://tarr.uspto.gov. Please check the status of any application at least every three (3) months after the application filing date.



Fuego Fino, Inc.
www.fuegofino.co

Florida Offices:
20900 NE 30th Ave, Suite 200
Aventura, FL. 33180

Georgia Offices:
10 Glen Lake Parkway, Suite 130
Sandy Springs, GA. 30328

Phone: 800-527-7221 • Fax: 786-288-3636 • Email: mail@fuegofino.co • Twitter:@fuegofino

PROMISSORY NOTE (DEMAND)

$ 30,000.00 November 25th, 2011
(Loan Amount) (Date)

For value received, I (we) Jessica Gutierrez
(borrower (s))
jointly and severally, promise to pay to the order of Fuego Fino, Inc.
(lender)
the sum of thirty thousand dollars ($30,000.00), together with
(written amount borrowed)
interest thereon from the above date at the rate of three percent (3.00%) per annum. This rate is payable upon the demand of the holder together with any accrued interest thereon.

This note is not assumable without the written consent of the lender. This note may be prepaid in whole or in part at the time without penalty.

In the event of default, the undersigned agrees to pay all costs of collection which may include reasonable attorney's fees.

Payments shall be made at (or at such other places as the holder may from time to time designate in writing) 20900 NE 30th, Suite 200 Aventura Florida 33180.
(Address)

[signature] 11/25/2011 [signature]
(Borrower) (Date) (Witness)

(Co-borrower) (Date)

EXHIBIT
G



Fuego Fino, Inc.
www.fuegofino.co

Florida Offices:
20900 NE 30th Ave, Suite 200
Aventura, FL. 33180

Georgia Offices:
10 Glen Lake Parkway, Suite 130
Sandy Springs, GA. 30328

Phone: 800-527-7221 • Fax: 786-288-3636 • Email: mail@fuegofino.co • Twitter:@fuegofino

---

PROMISSORY NOTE (DEMAND)

$ 30,000.00 November 25th, 2011
(Loan Amount) (Date)

For value received, I (we) Jessica Gutierrez
(borrower (s))
jointly and severally, promise to pay to the order of Fuego Fino, Inc.
(lender)
the sum of thirty thousand dollars ($30,000.00), together with
(written amount borrowed)
interest thereon from the above date at the rate of three percent (3.00%) per annum. This rate is payable upon the demand of the holder together with any accrued interest thereon.

This note is not assumable without the written consent of the lender. This note may be prepaid in whole or in part at the time without penalty.

In the event of default, the undersigned agrees to pay all costs of collection which may include reasonable attorney's fees.

Payments shall be made at (or at such other places as the holder may from time to time designate in writing) 20900 NE 30th, Suite 200 Aventura Florida 33180.
(Address)

[signature] 11/25/2011 [signature]
(Borrower) (Date) (Witness)

(Co-borrower) (Date)

No. 1

US $ 125,000.00 **November 23, 2011**

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Fuego Fino, Inc., a Georgia corporation ("Maker"), hereby promises to pay to the order of Mariah Anne Taylor (the "Holder"), the principal amount of One Hundred and Twenty Five Thousand Dollars ($125,000.00) (the "Principal Amount"), together with interest thereon as provided below.

ARTICLE I

TERMS OF REPAYMENT

1. ***Interest.*** Interest shall accrue on the outstanding principal balance of this Note at a rate per annum equal to Thirteen and One half Percent (13.5%). Interest shall be payable Monthly in arrears commencing on December 1st, 2011, and continuing on the last business day of each month thereafter, except that the entire unpaid balance of the Principal Amount, accrued Interest and all other amounts due and payable hereunder, if not sooner paid, shall be due and payable in full on or before the Maturity Date (as hereinafter defined). Interest hereunder shall be computed on the basis of a 360-day year for the actual number of days elapsed.

2. ***Application of Payments.*** All payments by the Maker under this Note shall first be credited against costs and expenses provided for hereunder, second to the payment of any penalties, third to the payment of accrued and unpaid interest, if any, and the remainder shall be credited against the Principal Amount. All payments due hereunder shall be payable in legal tender of the United States of America, and in same day funds delivered to the Holder by cashier's check, certified check, or any other means of guaranteed funds to the mailing address provided below, or at such other place as the Holder or any successor holder hereof shall designate in writing for such purpose from time to time. If a payment hereunder otherwise would become due and payable on a Saturday, Sunday or legal holiday, the due date thereof shall be extended to the next succeeding business day, and Interest, if any, shall be payable thereon during such extension.

3. ***Maturity Date.*** All outstanding principal and interest shall be payable on December 2012 (the "Maturity Date"), or as sooner provided herein, to the Holder, his heirs, successors or assigns.

4. ***Pre-Payment Demand.*** If at any time before the Maturity Date the Maker completes (i) any underwritten public offering of its common stock or other form of security convertible into common stock pursuant to an effective registration statement under the Securities Act of 1933 (the "Act"), as amended, or (ii) a managed private offering exempt from registration under Section 4(2) of the Act and Regulation D promulgated thereunder

EXHIBIT H

(collectively, a "New Offering") which results in proceeds received by the Maker net of underwriting discounts and commissions, of at least Two Million and 00/100 dollars ($2,000,000.00) (a "Pre-Payment Event"), then at the sole and absolute discretion of the Holder, and upon written demand to the Maker (the "Pre-Payment Notice"), all amounts owed under this Note shall become due and payable within ten (10) days following Maker's receipt of the Pre-Payment Notice.

5. ***Senior Indebtedness.*** This Note shall constitute the Senior Indebtedness of the Maker and is secured by that certain Security Agreement ("Security Agreement") and certain Guaranty ("Guaranty"), each dated on or about the date of this Note, by Maker and its subsidiaries in favor of Holder. The indebtedness evidence by this Note is senior to the prior payment when due of the principal of, and premium, if any, and accrued and unpaid interest on, all existing and future Subordinated Indebtedness of the Maker and prior payment when due of the principal of, and premium, if any, and accrued and unpaid interest on, all existing and future Secured Indebtedness of the Maker to the extent of the assets securing such Secured Indebtedness. The term "Senior Indebtedness" shall mean: (i) the Principal Amount and premium, if any, and Interest and expenses on any indebtedness of the Maker to Holder under this Note, and (ii) all amendments, modifications, renewals, extensions and refinancings of the Senior Indebtedness as defined in clause (i) above. The term "Secured Indebtedness" shall mean any indebtedness of the Maker, whether outstanding on the date of this Note or hereafter incurred, that is secured by all or part of the assets of the Maker. The term "Subordinated Indebtedness" shall mean any indebtedness of the Maker, whether outstanding on the date of this Note or hereafter incurred, which is contractually subordinate or junior in right of payment to the Secured Indebtedness and this Note. Maker represents and warrants to Holder that the Subordinated Indebtedness includes all the existing indebtedness of the Maker as of the date first above written.

6. ***Exemption from Restrictions***. It is the intent of the Maker and the Holder in the execution of this Note that the indebtedness hereunder be exempt from the restrictions of the usury laws of any applicable jurisdiction. The Maker and the Holder agree that none of the terms and provisions contained herein shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum interest rate permitted to be charged by the laws of any applicable jurisdiction. In such event, if any holder of this Note shall collect monies which are deemed to constitute interest which would otherwise increase the effective interest rate on this Note to a rate in excess of the maximum rate permitted to be charged by the laws of any applicable jurisdiction, all such sums deemed to constitute interest in excess of such maximum rate shall, at the option of such holder, be credited to the payment of this Principal Amount due hereunder or returned to the Maker.

ARTICLE II

COVENANTS

7. ***Conversion into Common Stock***

a. At any time before the Maturity Date, Maker shall have the right, but not the obligation, to cause the Holder to convert this Note into Common Stock of the Maker or any security convertible into Common Stock of the Maker (the "Conversion Shares"), based on a conversion price equal to (i) the average price at which the Maker sells its Common Stock during the five (5) days prior to the conversion or (ii) the offering price or exchange price in the event of a merger or exchange of stock by Maker into or with a publicly-traded company or a public offering of the securities of Maker or its successor (the "Conversion Price")

b. Holder shall give written notice of its decision to exercise its right to convert the Note or part thereof by delivering an executed and completed notice of conversion setting forth the amount of the Note to be converted, the conversion date and Conversion Price ("Notice of Conversion") to Maker. Holder will not be required to surrender the Note until the Note has been fully converted or satisfied. Each date on which a Notice of Conversion is faxed to the Company in accordance with the provisions of this Section shall be deemed a "Conversion Date" hereunder.

c. As promptly as practical after the conversion, Maker will instruct or cause the transfer agent to deliver certificates representing the Conversion Shares to Holder via express courier for receipt within three (3) business days after receipt by Maker of the Notice of Conversion (the "Delivery Date"). A new promissory note representing the balance of the Note not so converted and containing the same provisions and terms as set forth in this Note will be provided to Holder, if requested by Holder, provided the original Note is delivered to Maker. The issuance of certificates for Conversion Shares shall be made without charge to Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate.

d. No fractional shares of Common Stock shall be issued upon conversion. In lieu of Maker issuing any fractional shares to the Holder upon the conversion, Maker shall round such number of shares to be issued to Holder to the next highest number of shares.

8. Covenants of Maker regarding Shares.

a. In the event Maker should at any time or from time to time after the date of issuance hereof while this Note (or any new note) is outstanding (i) fix a record date for the effectuation of a split or subdivision of the outstanding shares of common stock or the determination of holders of common stock entitled to receive a dividend or other distribution payable in additional shares of common stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of common stock (hereinafter referred to as the "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of common stock or the Common Stock Equivalents (including the additional shares of common stock issuable upon conversion or exercise thereof), or (ii) issue any Common Stock Equivalents for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issuance, or issue rights, options or warrants to all holders of Common Stock (and not to the Holder) entitling them to subscribe for or purchase shares of Common Stock or Common Stock Equivalents at a price per share less than the Conversion Price, or issue other securities or debt that are convertible into or exchangeable for shares of Common Stock Equivalents entitling any person to acquire shares of Common Stock, at a price per share less than the Conversion Price, or any other event which might result in a change in the percentage or number of Conversion Shares Holder is entitled to hereunder, then, as of such record date, (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price shall be appropriately decreased, as the case shall be, so that the number of shares of common stock issuable upon conversion shall be increased in proportion to such increase of outstanding shares, and Maker shall take whatever measures are necessary to insure that the Holder's share ownership in Maker which the Note may be converted into would not be reduced. Any adjustments required hereunder shall be deemed effective retroactive to the applicable record date. Whenever the Conversion Price is adjusted pursuant to this Note, the Maker shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

b. In case of (i) a capital reorganization, reclassification or recapitalization of the Maker's capital stock (other than in the cases referred to in Section 8(c) hereof), (ii) the Maker's consolidation or merger with or into another corporation in which the Maker is not the surviving entity, or a reverse triangular merger in which the Maker is the surviving entity but the shares of the Maker's capital stock outstanding immediately prior to the merger are converted, by virtue of the merger, into other property, whether in the form of securities, cash or otherwise, or (iii) the sale or transfer of the Maker's property as an entirety or substantially as an entirety, then, as part of such reorganization, reclassification, recapitalization, merger, consolidation, sale or transfer, lawful provision shall be made so that there shall thereafter be deliverable upon the conversion of this Note or any portion thereof (in lieu of or in addition to the number of shares of Common Stock therefore deliverable, as appropriate), and without payment of any additional consideration, the number of shares of stock or other securities or property would otherwise have been deliverable to Holder had the Holder converted this Note or any portion thereof immediately prior to such reorganization, reclassification, recapitalization, consolidation, merger, sale or transfer. This Section 8(b) shall apply to successive reorganizations, reclassifications, recapitalizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the conversion of this Note. If the per-share consideration payable to the Holder for shares of Common Stock in connection with any transaction described in this Section 8(b) is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Maker's Board of Directors.

c. If the Maker changes any of the securities as to which purchase rights under this Note exist into the same or a different number of securities of any other class or classes, this Note shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Note immediately prior to such reclassification or other change and the Conversion Price therefor shall be appropriately adjusted.

d. Maker shall at times reserve and keep available out of its authorized but unissued shares of common stock solely for the purposes of effecting the conversion of this Note such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of this Note.

e. Maker is aware and acknowledges that conversion of the Note could cause dilution to existing shareholders and could significantly increase the outstanding number of shares of common stock. Maker warrants that no rights have been granted to any holder of common stock that would prevent dilution or enlargement of the rights held by Holder hereunder.

9. Piggyback Registration. If the Conversion Shares and the Consideration Shares (defined below) (collectively, the "Shares") have not been otherwise registered and at any time the Maker proposes to file a registration statement, whether or not for sale for the Maker's own account, on a form and in a manner that would also permit registration of shares (other than in connection with a registration statement on Forms S-4 or S-8 or any similar or successor form) the Maker shall give to Holder, written notice of such proposed filing promptly, but in any case at least twenty (20) days before the anticipated filing. The notice referred to in the preceding sentence shall offer the holder(s) holding the Shares the opportunity to register such amount of the Shares as he may request (a "Piggyback Registration"). Subject to this Section, the Maker will include in each such Piggyback Registration (and any related qualification under state blue sky laws and other compliance filings, and in any underwriting involved therein) that portion of the Shares with respect to which the Maker has received written requests for inclusion therein within twenty (20) days after the written notice from the Maker is given. The holders holding any portion of the Shares will be permitted to withdraw all or part of the Shares from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration. Notwithstanding the foregoing, the Maker will not be obligated to effect any registration of shares under this Paragraph 9 as a result of the registration of any of its securities solely in connection with mergers effected pursuant to a Form S-4 Filing.

10. Covenants Regarding Registration

a. The Maker shall use its best efforts to have any registration statement declared effective at the earliest possible time, and shall furnish such number of prospectuses as shall be reasonably required.

b. The Maker shall bear all costs, fees and expenses in connection with a Piggyback Registration.

c. The Maker will take all necessary action which may be required in qualifying or registering the Shares included in any Piggyback Registration for offering and sale under the securities or blue sky laws of such states as are requested by the holders of such Shares, provided that the Maker shall not be obligated to execute or file any general consent to service or process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

11. Indemnification. Maker shall, at Maker's expense, protect, defend, indemnify, save and hold Holder harmless against any and all claims, demands, losses, expenses, damages, causes of action (whether legal or equitable in nature) asserted by any person or entity arising out of, caused by or relating to this Note, including without limitation the construction of the Note and the use or application of the proceeds of this Note, and Maker shall pay Holder upon demand all claims, judgments, damages, losses and expenses (including court costs and reasonable attorneys' fees and expenses) incurred by Holder as a result of any legal or other action arising out of this Note as aforesaid.

ARTICLE III

DEFAULT

12. Notice of Default; Waivers. So long as any amount under this Note shall remain unpaid, the Holder will endeavor to, unless the Maker otherwise consents in writing, promptly give written notice to the Maker in reasonable detail of the occurrence of any Event of Default, but the failure to do so shall not result in any limitation on the liability of the Maker under this Note or result in any liability of Holder. Notwithstanding the foregoing, Maker hereby irrevocably waives demand, presentment, notice of dishonor or nonpayment, protest and notice of protest, and diligence in collecting, and consent to substitution, release, or extensions, of time for payment, renewals of this Note and acceptance of partial payments, whether before, at, or after maturity, all or any of which may be made without notice and without affecting Maker's liability to Holder under this Note.

13. Events of Default. Any of the following events shall constitute an "Event of Default" hereunder:

a. Any failure to pay the Principal Amount of, Interest on or other charges in respect of this Note when due and payable hereunder.

b. The Maker or any subsidiary of the Maker shall commence, or there shall be commenced against the Maker or any subsidiary of the Maker under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Maker or any subsidiary of the Maker commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Maker or any subsidiary of the Maker or there is commenced against the Maker or any subsidiary of the Maker any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of more than sixty (60) days; or the Maker or any subsidiary of the Maker is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Maker or any subsidiary of the Maker suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of more than sixty (60) days; or the Maker or any subsidiary of the Maker makes a general assignment for the benefit of creditors; or the Maker or any subsidiary of the Maker shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Maker or any subsidiary of the Maker shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Maker or any subsidiary of the Maker shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Maker or any subsidiary of the Maker for the purpose of effecting any of the foregoing;

c. The Maker or any subsidiary of the Maker shall be a party to any Change of Control Transaction, meaning the occurrence of (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of Maker, by contract or otherwise) of in excess of fifty percent (50%) of the voting securities of Maker (except that the acquisition of voting securities by the Holder shall not constitute a Change of Control Transaction for purposes hereof), (ii) the merger, consolidation or sale of fifty percent (50%) or more of the assets of Maker or any subsidiary of Maker in one or a series of related transactions with or into another entity, or (iii) the execution by Maker or any subsidiary of Maker of an agreement to which it is a party or by which it is bound, providing for any of the events set forth above in (i) or (ii); or

d. The Maker or its subsidiaries shall fail to observe or perform any other covenant, agreement or warranty herein, or otherwise breaches or defaults upon any provision of this Note or any other agreement with Holder, including, without limitation, the Security Agreement or Guaranty.

14. Acceleration. Upon any Event of Default (in addition to any other rights or remedies provided for under this Note), at the option of the Holder or any holder hereof, all sums evidenced hereby, including all Principal Amount, accrued but unpaid Interest, fees and all other amounts due hereunder, shall become immediately due and payable. If an Event of Default relating to certain events of bankruptcy or insolvency of the Maker occurs and is continuing, the Principal Amount of and Interest, if any, on this Note will become and be immediately due and payable without any declaration or other act on the part of the Holder or any holder hereof. This Note shall bear interest at the rate of twenty-five (25%) percent per annum upon the occurrence of an Event of Default ("Default Interest"). Payments of the Default Interest shall be due every thirty (30) days following the occurrence Event of Default.

15. ***No Waiver.*** Failure of the Holder or any holder hereof to exercise any option hereunder shall not constitute a waiver of the right to exercise the same in the event of any subsequent Event of Default, or in the event of continuance of any existing Event of Default after demand or performance thereof. Nothing herein shall limit the Holder's right to pursue actual damages or declare an Event of Default for Maker's failure to deliver certificates representing Shares within the periods specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages hereunder or under applicable law.

16. ***Pursuit of any Remedy.*** The Holder or holder hereof may pursue any remedy under this Note without notice or presentment. The Holder or any holder hereof has the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Holder or any such holder hereof under this Note.

ARTICLE IV

MISCELLANEOUS

17. ***Amendments.*** No amendment or waiver of any provision of this Note, nor consent to any departure by the Maker herefrom, shall in any event be effective unless the same shall be in writing and signed by the Holder, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

18. ***Notices.*** All notices and other communications provided for hereunder shall be in writing (including telecopier communication) and mailed, telecopied, or delivered, to the Maker or the Holder, as applicable, at their respective addresses specified on the signature page hereof, or, as to each party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and communications shall, when mailed or telecopied, be effective when deposited in the mails or telecopied with receipt confirmed, respectively.

19. ***No Waiver; Remedies.*** No failure on the part of the Holder to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. All rights, powers and remedies of the Holder in connection with this Note are cumulative and not exclusive, and shall be in addition to any other rights, powers or remedies provided by law or equity.

20. ***Severability; Headings.*** If any one or more provisions of this Note shall be held to be illegal, invalid or otherwise unenforceable, the same shall not affect any other provisions of this Note and the remaining provisions of this Note shall remain in full force and effect. Article and paragraph headings in this Note are included herein for convenience of reference only and shall not constitute a part of this Note for any other purpose or be given any substantive effect.

21. ***Binding Effect; Transfer.*** This Note shall be binding upon and inure to the benefit of the Holder and their respective successors and assigns. The Holder may assign or otherwise transfer, or grant participations in, this Note or all or any portion of its rights hereunder or its interest herein to any person or entity, without the prior written consent of the Maker. The Maker may not assign or otherwise transfer its rights or obligations hereunder or any interest herein without the prior written consent of the Holder. Any attempted assignment by the Maker in contravention of this paragraph shall be null and void and of no force or effect.

22. ***Enforcement.*** It is agreed that time is of the essence of this Note and in the event of default of the terms of this Note, the Maker agrees to pay all costs of collection or enforcement, including reasonable attorneys' fees, incurred by Holder.

23. ***Governing Law, Venue, Waiver of Jury Trial.*** This Note shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the State of Florida without regard to conflicts of laws principles. The venue of any legal proceeding taken in connection with this Note will be Chicago, Illinois. THE MAKER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE HOLDER'S ACCEPTANCE OF THIS NOTE.

24. ***Independence of Covenants.*** All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant shall not avoid the occurrence of an Event of Default or event which with notice or lapse of time or both would become an Event of Default if such action is taken or condition exists.

25. ***Replacement Note.*** If this Note is mutilated, lost, stolen or destroyed, the Maker shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed upon receipt of an affidavit of Holder evidencing such loss, theft or destruction, and of the ownership hereof.

26. ***Interpretation.*** The Holder and the Maker hereby waive the benefit of any statute or rule of law or judicial decision which would otherwise require that the provisions of this Note be construed or interpreted more strongly against the party responsible for the drafting thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Note has been issued as of date first written above.

MAKER:

Fuego Fino, Inc.

____

By: Jessica Gutierrez
Its: President/CEO

Mailing Address of Holder:
Mariah Anne Taylor
6838 N. Delaware
Portland, OR. 97217

Mailing Address of Maker:

Fuego Fino, Inc.
c/o Adam S. Tracy
Adam S. Tracy, Ltd.
552 S. Washington St.
Suite 211
Naperville, IL 60540

8603829.3

:ertificado con acuse de Recibo
:olio.-11663

Instituto Mexicano de la Propiedad Industrial

DIRECCION DIVISIONAL DE MARCAS
SUBDIRECCION DIVISIONAL DE SERVICIOS LEGALES, REGISTRALES E INDICACIONES GEOGRAFICAS.
COORDINACION DEPARTAMENTAL DE CONSERVACION DE DERECHOS.

Usuario Autorizado: 152
DESTILADORA DEL VALLE DE TEQUILA, S.A. DE C.V.

Asunto: Se comunica la inscripción del convenio por el que se autoriza el uso de la Denominación de Origen Tequila.

México, D.F. a 23 DE FEBRERO DE 2012.

:l suscrito firma el presente oficio con fundamento en lo dispuesto por los artículos 6º fracción III y 7º BIS 2 de a Ley de la Propiedad Industrial; artículos 1º,3º fracción V, inciso b), subíndices i) y iv) primero y segundo guión espectivamente, 4º, 5º, 11 último párrafo y 13 fracciones I, II, III, IV, V, VI Y VII del Reglamento del Instituto ʌexicano de la Propiedad Industrial; artículos 1º, 3º, 6º del a), b) c), d), e) y f), párrafos antepenúltimo, ɔenúltimo y último del Acuerdo que delega facultades en los Directores Generales Adjuntos, Coordinador,)irectores Divisionales, Titulares de Oficinas Regionales, Subdirectores Divisionales, Coordinadores)epartamentales y otros Subalternos del Instituto Mexicano de la Propiedad Industrial; y artículos 1º, 3º, 4º, 5º racción V, inciso b), subíndices i) y iv) primero y segundo guión respectivamente, 17 Fracciones I, II, III, IV, V, /I y VII, 28 y 31 del Estatuto Orgánico del Instituto Mexicano de la Propiedad Industrial. Ordenamientos Legales ;uyas reformas, adiciones y modificaciones se encuentran vigentes a la fecha de emisión del presente oficio.

ATENTAMENTE

EL SUBDIRECTOR DIVISIONAL



J. ALBERTO MONJARAS OSORIO

:. c p.- M. EN C. CHRISTIAN TURÉGANO ROLDÁN:- DIRECTOR GENERAL DE NORMAS DE LA SECRETARÍA DE ECONOMÍA.- ɔUENTE DE TECAMACHALCO # 6, SECCION FUENTES.- COL. LOMAS DE TECAMACHALCO, NAUCALPAN DE JUAREZ EDO DE ʌEXICO.- C.P. 53950.

LIC. RAMON GONZALEZ FIGUEROA.- DIRECTOR GENERAL DEL CONSEJO REGULADOR DEL TEQUILA A.C.- AV. PATRIA ‡723, COL. JARDINES DE GUADALUPE, C.P. 44030, ZAPOPAN, JALISCO.

20120107008

RHO

EXHIBIT
I

Certificado con acuse de Recibo
Folio.- 11663

Instituto Mexicano de la Propiedad Industrial

DIRECCION DIVISIONAL DE MARCAS
SUBDIRECCION DIVISIONAL DE SERVICIOS LEGALES, REGISTRALES E INDICACIONES GEOGRAFICAS.
COORDINACION DEPARTAMENTAL DE CONSERVACION DE DERECHOS.

Usuario Autorizado: 152
DESTILADORA DEL VALLE DE TEQUILA, S.A. DE C.V.

Asunto: Se comunica la inscripción del convenio por el que se autoriza el uso de la Denominación de Origen Tequila.

México, D F. a 23 DE FEBRERO DE 2012.

CARLOS SANTIAGO SERRANO
PALMERAL # 14, COL. LAS PALMAS
10370 MEXICO, D.F.

En relación con su escrito presentado ante este Instituto con fecha 17 DE ENERO DE 2012, en el cual solicita la inscripción del convenio por el cual se autoriza el uso de la Denominación de Origen Tequila, y una vez que fueron satisfechos los requisitos que establece el artículo 175 de la Ley de la Propiedad Industrial, se hace de su conocimiento que dicho convenio quedó inscrito con el número de resolución **733**, a favor de:

FUEGO FINO, INC.

La citada autorización se usará con la (s) siguiente (s) marca (s):

Marca	Denominación	País
85474988	S	ESTADOS UNIDOS DE AMERICA

La vigencia establecida en el convenio que se inscribe podrá modificarse por la entrada en vigor de disposiciones legales que afecten sustancialmente los términos y condiciones del mismo, para lo cual el convenio podrá modificarse y renovarse de conformidad con las nuevas disposiciones aplicables.

Las partes que celebran el presente convenio deberán cumplir con lo establecido en la Norma Oficial Mexicana correspondiente.

Lo anterior se comunica para que surta los efectos legales conducentes y se manda glosar a su expediente.


RHO


20120107098

EXHIBIT
J

20900 NE 30th Ave, Suite 200, Aventura, FL 33180
Tel: 305-749-0900 | Fax: 305-749-0999 | www.onebizcenter.com

NEW TENANT PROFILE SHEET



ONE
BIZ
Center

Tenant's/Lease Info		
Client (Tenant) Name:	FUEGO FINO INC	
Suite Contact Person:	786-327-3432	
Suite Phone Number:	N/A	
Fax Number:	305-749-0999	
Cell Number:	786-327-3432	
E-mail Address:	jessica@fuegofino.co	
Type of Business:	CONSULTING	
Emergency Contact Person:	JESSICA GUTIERREZ	
Emergency Phone Number:	786-327-3432	
Emergency Cell Number:		
Bill to Contact Name:	FUEGO FINO INC	
Bill to Address:	20900 NE 30TH AVE # 200	
City, State:	AVENTURA, FL	
Zip Code:	33180	
Country:	USA	
Agreement Term:	2	Year(s)
Agreement Commence Date:	January 1, 2012	
Agreement Termination Date:	December 31, 2013	
Initial Monthly Rent:	**$99.00**	Month
Sub-Total Agreement Rent:	$2,376.00	Lease Term
Agreement Term Sales Tax:	$166.32	Lease Term
Total Agreement Term Charges:	$2,542.32	Lease Term

Total Rent Contract	$2,376.00	Lease Term
Agreement Term Sales Tax:	$166.32	Lease Term
Total Agreement Term Lease Charges:	$2,542.32	Lease Term

Other Recurring Monthly Charges		
	$0.00	+applicable tax
	$0.00	+applicable tax
	$0.00	+applicable tax
	$0.00	+applicable tax
	$0.00	+applicable tax
	$0.00	+applicable tax
Total Recurring Monthly Ch.	$0.00	+applicable tax

Allowances		
Initial Basic Set-Up Charges	$99.00	+applicable tax
Office Set-Up Fee		
1st Month Services Payments		
Performance Retainer Fees		
Other Set-Up Fees	$0.00	+applicable tax
Total Allowances	$99.00	+applicable tax

OBC ID Info	
Suite Number:	200-133
Suite Type:	VIRTUAL MA & CR
IP Phone #	N/A
Extension	
Access Code	
Copier Code	
WiFi Password	N/A

Other Services	
Internet	No
VoIP Phone Premium User	No
Enhanced Telecom. Features	No
Recepcionist Service	No
Assigned Parking	No

Notes

MAIL ADDRESS & 5 HS P/ MONTH OF CONFERENCE ROOM

Payment Method

Credit Card	
Check	

Credit Card is required for plans with IP Phone service

For Internal Use Only

OBC Executive:

Realtor:

Broker:

OBC Executive Signature

EXHIBIT
K

MHW, LTD.

Beverage Alcohol Importers, Distributors, & Services
272 Plandome Road, Manhasset, New York 11030
Tel: (516) 869-9170 Fax: (516) 869-9171

December 22, 2011

Jessica Gutierrez
CEO
Fuego Fino, Inc.
20900 NE 30th AVE, Suite 200
Aventura, Florida 33180
Dear Ms. Gutierrez:

I am writing to confirm our agreement concerning certain importation, regulatory compliance, administrative, and logistical services to be rendered by MHW, Ltd. ("MHW") to Fuego Fino, Inc. ("FUEGO FINO"). The terms and conditions set forth in this letter agreement (a) represent the actual agreement between the parties, and (b) supersede any prior agreements or representations made by either party or its representatives.

MHW will serve as a non-exclusive national importer for certain of FUEGO FINO's alcohol beverage brands as identified on Exhibit "A" of this letter agreement (the "Products"). If established in a confirming writing signed by both parties, MHW also may serve as wholesale distributor of the Product in the states of New York, New Jersey, and California. MHW's role with respect to Product marketing, identification and selection of independent sales agents, distributor selections, Product promotions etc., will be solely limited to consultation with FUEGO FINO and/or its designee(s) in the United States; all such decisions will be made only (i) after full consultation with FUEGO FINO, and (ii) when agreed to in writing .

MHW will assist FUEGO FINO in obtaining FUEGO FINO's federal formulation and label approvals for the Product, registering the Product in applicable states, importing the Product into the United States, and warehousing the Product at Western Carriers Inc. (a licensed beverage alcohol "Public Warehouse") in New Jersey or at other warehouses mutually selected by MHW and FUEGO FINO. MHW will maintain adequate insurance against loss of Product inventory while in storage; subject to the terms, conditions, and exclusions of its insurance policy then in force. While FUEGO FINO awaits TTB issuance of an Importers and Wholesalers Basic Permit, MHW may apply for TTB label approvals for imported Products and import same under its permits, subject to a suitable full reservation of FUEGO FINO's intellectual property and brand ownership rights and interests in the Product. Once FUEGO FINO's Importer's Permit issues, MHW will assist in the transfer of the label approvals and any collateral rights or interests in the Product to FUEGO FINO. MHW will not import any quantity of the Product until FUEGO FINO's permit(s) is issued, unless expressly requested to do so in writing by FUEGO FINO.

MHW will purchase and hold title to Product on payment terms as agreed upon in writing by the parties from time to time. MHW acknowledges that FUEGO FINO will have rights, as beneficial owner of the quantities of the Product held by MHW in inventory, until MHW pays for the Product or makes sales in the ordinary course of its business. FUEGO FINO may, from time to time, provide MHW with criteria and performance objectives regarding pricing, depletion and sales expectations for the Product; the failure to perform pursuant to these criteria and objectives may be grounds for termination of this agreement by either party.

MHW will receive orders from FUEGO FINO authorized wholesalers, retailers, or authorized independent sales agents/brokers in various states. MHW will not reject any such order without prior consultation with and written approval from FUEGO FINO. When an order for the Product is received and accepted by it, MHW will transfer title to such Product as is necessary to fill the order, coordinate pick-up or delivery from the warehouse (or the foreign supplier in the case of Direct Import sales), then invoice (at prices set by FUEGO FINO and properly filed with state agencies), collect, and deposit the remittances into a MHW

EXHIBIT
L

bank account in which FUEGO FINO activity will be designated and for which FUEGO FINO will receive regular, periodic statements of account. MHW will file all required beverage reports with the applicable state agencies and pay all relevant beverage excise taxes; MHW promptly will provide copies of all such reports and tax payments to FUEGO FINO.

MHW will keep FUEGO FINO informed through various reporting systems (including a password protected web site) on the status of sales, receivables, collections, cash balances, expenses, inventory, etc. associated with this agreement and FUEGO FINO's account. FUEGO FINO shall have the right, upon reasonable written notice, to inspect and audit MHW's books and records as they relate to the Product. Based upon sales collections, MHW's fees and expenses, (namely, but not limited to Federal tax & duty, ocean or land freight, warehouse charges, state registration fees etc) the parties will settle accounts on not less than a monthly basis and MHW will remit "Funds Due" to FUEGO FINO. "Funds Due" means the net wholesale (or retail, if applicable) Product selling price received, less (i) any applicable documented out-of-pocket expenses such as warehousing, ocean freight, delivery, federal & state (if applicable) excise taxes / duties, brand and registration fees, as well as (ii) any of the following fees or costs that are pre-approved in writing by FUEGO FINO: legal fees, administrative fees, insurance, sales broker commissions, promotional expenses and credits, Product samples, etc. and the MHW "Service Fee".

MHW will earn a minimum profit, designated as "Service Fee", of $2,000.00 per month for the initial 12 months, $2,500.00 per month for subsequent years or a per case fee of $3.75 for each case (any size) sold to wholesalers during the month, whichever is greater. For cases sold to retailers in NY or CA, the Service Fee per case is $7.50. If NJ is requested for wholesale distribution, a separate agreement will be executed. FUEGO FINO advances, necessary to cover costs and expenses noted above, will be credited to your account. While FUEGO FINO is at all times responsible for payments due its suppliers, subject to the availability of Funds Due and at the request of FUEGO FINO, MHW may execute convenience payments to foreign suppliers from Funds Due for the benefit of FUEGO FINO. The parties will establish a satisfactory monetary advance prior to any importation of Product.

In consideration of the services to be performed by MHW, FUEGO FINO hereby indemnifies and holds harmless MHW, and its shareholders, officers, directors and employees, from and against any claims, actions, demands, liabilities, damages, losses, costs and expenses (including reasonable attorneys fees) arising out of or from claims brought by third parties for product liability, infringement of intellectual property rights, receivable defaults, and FUEGO FINO's non-compliance with regulatory requirements (including, but not limited to, FUEGO FINO's (or its US designee's) compliance with federal, state, and local regulations concerning advertising, sales and marketing activities, Product labeling and content, use of samples, any required solicitor permits, FDA / Bioterrorism Act prior notice and facility registration requirements, use of non-conforming wood packaging material, etc). However, FUEGO FINO shall have no indemnity obligation to the extent of MHW's negligence.

In consideration of the compensation to be paid to MHW by FUEGO FINO, MHW hereby indemnifies and holds harmless FUEGO FINO and its shareholders, officers, directors and employees, from and against any claims, actions, demands, liabilities, damages, losses, costs and expenses (including reasonable attorneys fees) arising out of or from claims brought by third parties for damages purportedly relating to the services MHW performs pursuant to this agreement, including but not limited to receivable defaults and MHW's non-compliance with regulatory requirements (including, but not limited to, MHW's (or its designee's) compliance with federal, state, and local regulations concerning the promotion, sale, storage, transpiration, and distribution of distilled spirits, use of samples, any required solicitor permits, FDA / Bioterrorism Act prior notice and facility registration requirements, use of non-conforming wood packaging material, etc). However, MHW shall have no indemnity obligation to the extent of FUEGO FINO's negligence.

MHW reserves the right to assign any Product receivable in default to FUEGO FINO as an offset to Funds Due FUEGO FINO. Abandoned Product may, after 30 days' advance written notice and opportunity to cure, be liquidated to pay warehouse charges or amounts due MHW. The above indemnification does not cover any third party claims or actions against FUEGO FINO and/or its designated distributor or MHW arising solely through the act, omission, neglect of MHW, its officers, directors, employees, servants or agents.

The parties to this agreement recognize that FUEGO FINO and MHW are separate entities and that representatives of FUEGO FINO are not employees or agents of MHW. MHW makes no representations with respect to legal or tax matters. Please consult your own advisors.

The term of this agreement shall be twelve months commencing December 22 2011 and shall continue automatically thereafter on a month to month basis, unless specifically terminated by either party with at least 2 months prior written notice. Upon termination or failure to renew this agreement, FUEGO FINO (or its U.S. designee) must repurchase all of MHW's remaining inventory of the Products at MHW's laid in cost. (the cost plus any reasonable expenses incurred) FUEGO FINO, after crediting MHW's account for repurchased Products, shall pay the balance due, if any, to MHW on or before taking possession of repurchased Products at MHW's warehouse.

If the foregoing correctly sets forth your understanding of our agreement, please so indicate by signing in the space provided below and enclosing a deposit of $3,000.00 representing the initial Service Fee of $3,000.00, and an advance against initial administrative expenses of $1,000.00. Please return two originals of this letter; an executed copy will be returned to you. Thank you for the copy of your TTB Importers and Wholesalers Basic Permit.

Sincerely,

MHW, Ltd.
By:________________________
John F. Beaudette
President

ACCEPTED and AGREED to,
This 22 day of December, 2011

By: 
Name: Jessica Gutierrez
Title: CEO
Company: Fuego Fino, Inc.

\348363\1 - RBLAU - # 2923112 v1
12/22/11